UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 3)*

UNION COMMUNITY BANCORP
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
906054 10 1
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1745 (12-02)

CUSIP No. 906054 10 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Union Community Bancorp Employee Stock Ownership Plan and Trust, I.R.S. Identification No. 35-2035254
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	171,850
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	171,850
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		171,850 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN Shares (See Instructions) N/A		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		8.9%
12	TYPE OF REPORTING PERSON (See Instructions)		EP

Item 1.

(a)  Union Community Bancorp
(b)  221 E. Main Street, Crawfordsville, Indiana 47933

Item 2.

(a)  Union Community Bancorp Employee Stock Ownership Plan and Trust (the “ESOP”)
(b)  c/o HomeFederal Bank, Trustee, 501 Washington Street, Columbus, Indiana 47201
(c)  Indiana
(d)  Union Community Bancorp Common Stock, without par value (the “Common Stock”)
(e)  906054 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(f)  ☒   An employee benefit plan or endowment fund in accordance with §§ 240.13d-1(b)(1)(ii)(F)

Item 4.	Ownership

(a) 171,850
(b) 8.9%
(c)	(i)	0
	(ii)	171,850
	(iii)	0
	(iv)	171,850

(All of the shares reported as beneficially owned in this Amendment No. 3 to Schedule 13G are held by the Trustee for the benefit of the participants in the ESOP. Of the 171,850 shares of Common Stock held for the ESOP as of December 31, 2005, 66,939.41 shares were allocated to participant accounts and 104,910.59 shares were unallocated.)

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Pursuant to the Union Community Bancorp Employee Stock Ownership Plan and Trust Agreement, the Administrative Committee which administers the plan has the authority to direct the manner in which dividends and/or proceeds from the sale of securities are distributed.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Item

(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2006
Date

HOMEFEDERAL BANK, as Trustee for the Union Community Bancorp Employee Stock Ownership Plan and Trust

By:	/s/ David L. Fisher
David L. Fisher, Vice President and Senior Trust Officer

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